Exhibit 99.1

Micropolis Holding Company Announces Its Extraordinary General Meeting of Shareholders

Dubai, October 30, 2025 — Micropolis Holding Company (NYSE American: MCRP) (“Micropolis” or the “Company”), a robotics manufacturer based in the United Arab Emirates which specializes in developing autonomous mobile robots that utilize wheeled electric vehicle platforms and are equipped with autonomous driving capabilities, announced today that a reconvened extraordinary general meeting of its shareholders (“Reconvened EGM”) will be held on Friday, November 21, 2025, beginning at 5:00 p.m. (Dubai time), virtually at: https://us04web.zoom.us/j/77902117467?pwd=Au5YTelfFwrnZDdJ0NasDEzH0EvM8F.1  (passcode: 0f51nZ).

A new proposal to change the Company’s name will be submitted to the Company’s shareholders to be considered and voted upon at the Reconvened EGM. If the new proposal is approved by a special resolution of the shareholders, the name of the Company in its Amended and Restated Memorandum of Association and Articles of Association will be changed to “Micropolis AI Robotics”.

The Company will mail the notice of reconvened extraordinary general meeting, proxy statement and form of proxy on or about November 3, 2025.

The Board has fixed the close of business on October 27, 2025 (Eastern Daylight Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, to attend, and to vote at, the Reconvened EGM or any adjourned or postponed meeting thereof. Holders of record of the Company’s ordinary shares, par value US$0.0001 per share, at the close of business on the Record Date are entitled to notice of, and to vote at, the Reconvened EGM or any adjournment or postponement thereof. The notice of the Reconvened EGM, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Company’s website at www.micropolis.ai.

About Micropolis Holding Company

Micropolis is a robotics manufacturer founded in 2014, based in UAE with its headquarters located in Dubai Production City, Dubai, UAE. It specializes in developing AMRs that utilize wheeled EV platforms and are equipped with autonomous driving capabilities. As part of Micropolis’ product offerings, it integrates application-specific pods that serve as the primary purpose of a robot. These pods are designed to accommodate various functionalities, including surveillance cameras, road sweepers, logistics compartments, as well as collaborative robots (cobots) intended for direct human-robot interaction.

For more information, visit www.micropolis.ai.

Contact Information

For Investor Relations:

Micropolis Holding Company
Email: Francesca@micropolis.ae